Please Reply to:            Stephen M. Jackson
Asst. General Counsel
One Nationwide Plaza 01-34-201
Columbus, Ohio 43215
VIA EDGAR                                                                                                                          E-mail: jacksos5@nationwide.com
Tel: (614) 677-8212
Fax: (614) 249-2112
July 9, 2009

Ms. Rebecca A. Marquigny
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, D.C.  20549-8629

Re:           Nationwide Life Insurance Company
Nationwide VLI Separate Account – 4
(N-4 Post-Effective Amendment No. 6, File No. 333-137202)
ACCESSION NUMBER: 0001190903-09-000701

Dear Ms. Marquigny:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Nationwide Life Insurance Company ("Nationwide") and its Nationwide VLI Separate Account - 4 ("Variable Account"), hereby request withdrawal of Post-Effective Amendment No. 6, filed June 5, 2009 on Form N-4, File No. 333-137202, together with all exhibits thereto (the "Registration Statement").

Nationwide's request is based on a determination not to proceed with the product modification included in the Registration Statement at this time. Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable, (Monday) July 13, 2009 requested.

The Company confirms that: (i) the Registration Statement has not automatically become effective nor been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus incorporated therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.

If you have any questions about this request for withdrawal, please reply to me using the contact information on the first page of this correspondence.

Sincerely yours,

/s/ STEPHEN M. JACKSON

Stephen M. Jackson
Asst. General Counsel
Office of General Counsel
Nationwide Life Insurance Company